Filed by FirstBank NW Corp.
(Commission File No. 0-22435)

Pursuant to Rule 425 under the
Securities Act of 1933

Date:  March 3, 2003

FirstBank
NW Corp.

announces the acquisition of:

OREGON
TRAIL
FINANCIAL CORP.

Investor Presentation
February 24, 2003

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NOTE ON FORWARD-LOOKING INFORMATION

This presentation contains forward-looking statements with respect to the financial condition, results of operations and business of FirstBank NW Corp. following the consummation of the merger that are subject to various factors which could cause actual results to differ materially from such projections or estimates. Such factors include, but are not limited to, the following: (1) the businesses of FirstBank and Oregon Trail may not be combined successfully, or such combination may take longer to accomplish than expected; (2) expected cost savings or accretions to earnings from the merger cannot be fully realized or realized within the expected timeframes; (3) the merger charges or operating costs, customer loss and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with government approvals of the merger; (5) the shareholders of FirstBank or Oregon Trail may fail to approve the merger; (6) adverse governmental or regulatory policies may be enacted; (7) the interest rate environment may further compress margins and adversely affect net interest income; (8) the risks associated with continued diversification of assets and adverse changes to credit quality; (9) competitive pressures from other financial service companies in FirstBank's and Oregon Trail's markets may increase significantly; and (10) the risk of an economic slowdown, either nationally or in the markets that FirstBank does business would adversely affect credit quality and loan originations. Other factors that may cause actual results to differ from forward-looking statements are described in FirstBank's filings with the Securities and Exchange Commission.

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Transaction Rationale

•   Significant Franchise Expansion
      - Extends franchise into Eastern Oregon and towards Boise
      - Doubling of deposit base enhances funding for future growth

•   Desirable Financial Results
      - Double-digit earnings per share accretion
      - Improvement to FBNW's return on equity
      - Complementary balance sheet structure
      - Well-capitalized on a pro forma basis

•   Low Risk Integration
      - Reasonable cost savings validated through due diligence
      - Excellent asset quality at OTFC confirmed with due diligence
      - Eastern Oregon background of FBNW management team
      - FBNW's proven success in serving rural markets
      - Continued local decision making

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Significant Franchise Expansion

Spokane
Boise
FBNW
OTFC

Pro forma company will have 17 branch offices in Washington, Oregon and Idaho at closing

4

FirstBank NW Corp.

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Transaction Terms and Pricing

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Transaction Summary

Implied Transaction Price to OTFC:	$22.50 / OTFC common share (1)

Aggregate Transaction Value:	$74.0 million (2)
Stock Component to Shareholders:	1.48 million FBNW Shares
Value Allocated to Rolled Options:	$4.3 million (3)
Cash Component to Shareholders:	$36.5 million

Consideration Mix to Outstanding Common Shares:	46% Stock / 54% Cash

Stock / Cash Election:	Stockholders to elect between 1.028 shares of FBNW common stock and $22.00 in cash

Transaction Structure:	Tax-free exchange of stock plus a cash component

Board Representation:	One current OTFC director will join FBNW's board of directors

Termination Fee:	$3.5 million paid to FBNW if OTFC breaches certain conditions.

Shareholder Approval:	Required from FBNW and OTFC

Due Diligence:	Completed

Anticipated Closing:	Fourth Calendar Quarter of 2003

(1)   Based upon FBNW's stock price of $22.45 as of February 24, 2003.
(2)   Based upon 3.1 million OTFC shares outstanding plus $4.3 million of in-the-money value of OTFC options.
(3)   In-the-money value of approximately 0.4 million OTFC options outstanding based upon an exchange ratio of 1.028 and FBNW's closing stock price of $22.45 as of February 24, 2003.

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Deal Pricing

Purchase Price Per Share: (1)	$22.50 / Share

	FBNW / OTFC	Nationwide Median (7)
Premium to Market: (2)	9.4%	37.5%

Price / LTM EPS (3)	13.2x	19.3x

Price / Book Value: (4)	112.2%	170.9%

Price / Tangible Book Value: (5)	112.3%	194.2%

Tangible Book Premium / Core Deposits: (6)	10.6%	14.2%

(1)   Based upon FBNW's closing stock price of $22.45 as of February 24, 2003.
(2)   Based upon OTFC's closing stock price of $20.56 on February 24, 2003.
(3)   Based upon OTFC's earnings per share of $1.71 for the twelve months ending
        December 31, 2002.
(4)   Based upon OTFC's stated book value of $20.05 as of December 31, 2002.
(5)   Based upon OTFC's stated tangible book value of $20.03 as of December 31, 2002.
(6)   Core deposits for OTFC exclude CDs.
(7)   Represents median multiples for 26 nationwide savings institution transactions announced since January 1, 2002 with a deal value greater than $15 million.

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Pro Forma Financial Impact

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Pro Forma Financial Impact

($ in millions)	FBNW	OTFC	Pro Forma (1)
Assets	$ 326	$ 380	$ 687

Loans	260	241	501

Deposits	210	251	461

Borrowings	82	66	147

Equity	29	59	67

Market Cap. (2)	31	64	64

Branches	8	9	17

Data as of December 31, 2002. Source: SNL Financial. Market data as of February 24, 2003.

(1)   Pro forma numbers include the impact of issuing 1.48 million FBNW common shares, rolling
        OTFC options, paying $36.6 million in cash consideration and $5.6 million in pre-tax deal expenses.
(2)   The calculation of pro forma market capitalization assume that OTFC shareholders receive stock consideration equal to 1.48 million shares of FBNW.

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Pro Forma Financial Impact

($ in millions)	FBNW	OTFC	Pro Forma (1),(2)
ROAA	0.84%	1.33%	1.14%
ROAE	9.19%	9.36%	11.51%
Net Interest Margin	4.18%	4.38%	4.25%
Efficiency Ratio	71.02%	57.04%	62.61%

Net Loans / Assets	79.82%	63.30%	70.93%
Core Deposits / Deposits (3)	45.40%	56.29%	51.38%
Borrowings / Assets	25.03%	17.54%	20.36%

NPAs / Assets	0.67%	0.12%	0.38%
Reserves / Loans	1.21%	0.95%	1.09%
NCOs / Average Loans	0.09%	0.13%	0.11%

Based on data for the nine months ended December 31, 2002. Source: SNL Financial

(1)   Pro forma ROAA, ROAE, Net Interest Margin and efficiency ratio include the following income adjustments: 18% cost savings on a fully implemented basis, the annual cost of the $36.5 million paid in cash (pre-tax cost assumed to be 5%) and the annual cost associated with
        Core Deposit Intangible amortization (total Core Deposit Intangible estimated to be 4% of core deposits to be amortized over ten years).
(2)   Calculation of Pro Forma ROAE assumes average equity is equal to FBNW's average equity plus approximately $37.5 million in equity to be created as a result of shares issued and rolled options.
(3)   Core Deposits exclude CDs.

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Estimated Cost Savings

($ in millions)
Sources of Cost Savings	Savings Projected for First Twelve Months	Percent of OTFC Expense

Compensation & Benefits	$ 0.30	6%

ESOP and RRP Expense	1.34	100%

Other Operating	0.36	8%

Total Cost Savings (Pre-tax)	$ 2.00	18%

Total Cost Savings (After-tax) (1)	$ 1.26

(1)   Assumes an effective tax rate of 37%

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Appendix

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OTFC'S Historical Balance Sheet

($ in thousands)	As of March 31,			As of Dec. 31,
	2000	2001	2002	2002
Assets
Cash and Equivalents	$9,261	$10,581	$7,795	$15,473
Securities	125,948	101,575	98,734	98,655
Total Cash and Securities	$135,209	$112,156	$106,526	$114,128

Gross Loans	$221,987	$252,995	$268,143	$242,986
Loan Loss Reserves	(1,396)	(2,098)	(2,280)	(2,317)
Total Net Loans	$220,591	$250,897	$265,863	$240,669

Real Estate Owned	$0	$41	$0	$150
Total Intangibles	0	107	80	72
Other Assets	14,812	25,680	25,894	25,155
Total Assets	$370,612	$388,881	$398,366	$380,174

Liabilities
Deposits	$237,735	$253,777	$256,078	$251,424
Total Borrowings	76,750	73,125	87,100	65,775
Other Liabilities	3,023	4,173	2,365	4,149
Total Liabilities	$317,508	$331,075	$345,543	$321,348

Equity	$53,104	$57,806	$52,823	$58,826
Total Liabilities & Equity	$370,612	$388,881	$398,366	$380,174

Source: SNL Financial

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OTFC'S Historical Income Statement

($ in thousands)	For the Year Ended March 31,			For the Nine Months Ended December 31,
	2000	2001	2002	2001	2002
Total Interest Income	$24,548	$28,279	$27,861	$21,430	$19,184
Total Interest Expense	11,776	15,392	12,739	10,184	7,171
Net Interest Income	$12,772	$12,887	$15,122	$11,246	$12,013

Loan Loss Provision	$178	$794	$481	$338	$284

Loan Fees	$284	$391	$437	$465	$434
Other Non-interest Income	1,296	1,764	2,717	1,747	1,975
Total Non-interest Income	$1,580	$2,155	$3,154	$2,212	$2,409

Gain/Loss on Sale of Securities	$0	($957)	$314	$315	$98

Compensation and Benefits	$6,022	$6,601	$6,227	$4,636	$5,018
Occupancy and Equipment	1,304	1,600	1,582	1,171	1,135
Other Non-interest Expense	2,767	2,746	2,788	1,930	2,081
Total Non-interest Expense	$10,093	$10,947	$10,597	$7,737	$8,234

Nonrecurring Expense	0	0	675	675	0

Net Income Before Taxes	$4,080	$2,344	$6,837	$5,023	$6,002
Income Taxes	1,472	650	1,922	1,396	2,070
Net Income	$2,609	$1,694	$4,915	$3,627	$3,932

Source: SNL Financial

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